UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 December 2025
Exhibit No. 2	Total Voting Rights dated 01 December 2025
Exhibit No. 3	Director/PDMR Shareholding dated 01 December 2025
Exhibit No. 4	Transaction in Own Shares dated 02 December 2025
Exhibit No. 5	Transaction in Own Shares dated 03 December 2025
Exhibit No. 6	Director/PDMR Shareholding dated 03 December 2025
Exhibit No. 7	Transaction in Own Shares dated 04 December 2025
Exhibit No. 8	Transaction in Own Shares dated 05 December 2025
Exhibit No. 9	Transaction in Own Shares dated 08 December 2025
Exhibit No. 10	Transaction in Own Shares dated 09 December 2025
Exhibit No. 11	Director/PDMR Shareholding dated 09 December 2025
Exhibit No. 12	Transaction in Own Shares dated 10 December 2025
Exhibit No. 13	Transaction in Own Shares dated 11 December 2025
Exhibit No. 14	Transaction in Own Shares dated 12 December 2025
Exhibit No. 15	Transaction in Own Shares dated 15 December 2025
Exhibit No. 16	Transaction in Own Shares dated 16 December 2025
Exhibit No. 17	Director/PDMR Shareholding dated 16 December 2025
Exhibit No. 18	Transaction in Own Shares dated 17 December 2025
Exhibit No. 19	Additional Listing dated 17 December 2025
Exhibit No. 20	Transaction in Own Shares dated 18 December 2025
Exhibit No. 21	Transaction in Own Shares dated 19 December 2025
Exhibit No. 22	Transaction in Own Shares dated 22 December 2025
Exhibit No. 23	Transaction in Own Shares dated 23 December 2025
Exhibit No. 24	Transaction in Own Shares dated 24 December 2025
Exhibit No. 25	Transaction in Own Shares dated 30 December 2025
Exhibit No. 26	Transaction in Own Shares dated 31 December 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	28 November 2025
Number of ordinary shares purchased:	2,320,873
Highest price paid per share:	432.2500p
Lowest price paid per share:	429.1000p
Volume weighted average price paid per share:	430.8722p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,906,092,145 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,906,092,145) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5349J_1-2025-11-28.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 4,658,990 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 429.2775p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

  1 December 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2025, Barclays PLC's issued share capital consists of 13,906,092,145 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,906,092,145 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

1 December 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMR") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") and in American Depositary Shares of the Company (each representing four ordinary shares of the Company with a nominal value of 25 pence each) ("ADSs") of which it was notified on 27 and 28 November 2025 and 1 December 2025 as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.294 per Share	121,629
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-27
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Disposal of ADSs by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		$22.76 per ADS	500
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-28
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.295 per Share	19,078
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.315 per Share	77,309
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-28
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.300 per Share	27,200
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-28
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 4

02 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	01 December 2025
Number of ordinary shares purchased:	2,327,093
Highest price paid per share:	431.8000p
Lowest price paid per share:	428.1500p
Volume weighted average price paid per share:	429.7207p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,904,154,186 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,904,154,186) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7753J_1-2025-12-1.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 6,986,083 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 429.4251p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

03 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	02 December 2025
Number of ordinary shares purchased:	2,758,090
Highest price paid per share:	438.0500p
Lowest price paid per share:	429.8500p
Volume weighted average price paid per share:	435.0838p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,901,949,602 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,901,949,602) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9656J_1-2025-12-2.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 9,744,173 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 431.0268p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

3 December 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.347 per Share	229,742
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-03
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 7

04 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	03 December 2025
Number of ordinary shares purchased:	2,766,832
Highest price paid per share:	435.9000p
Lowest price paid per share:	431.1000p
Volume weighted average price paid per share:	433.7089p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,899,539,726 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,899,539,726) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1576K_1-2025-12-3.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 12,511,005 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 431.6200p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

05 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	04 December 2025
Number of ordinary shares purchased:	2,279,659
Highest price paid per share:	442.1000p
Lowest price paid per share:	436.0000p
Volume weighted average price paid per share:	438.6622p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,897,434,031 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,897,434,031) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3544K_1-2025-12-4.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 14,790,664 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 432.7054p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

08 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	05 December 2025
Number of ordinary shares purchased:	2,274,031
Highest price paid per share:	443.7500p
Lowest price paid per share:	435.3000p
Volume weighted average price paid per share:	439.7478p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,895,539,521 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,895,539,521) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5384K_1-2025-12-5.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 17,064,695 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 433.6438p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

09 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	08 December 2025
Number of ordinary shares purchased:	2,759,279
Highest price paid per share:	436.5000p
Lowest price paid per share:	432.0500p
Volume weighted average price paid per share:	434.8963p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,893,447,801 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,893,447,801) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7312K_1-2025-12-8.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 19,823,974 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 433.8182p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

9 December 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility ("PDMR") in American Depositary Shares of the Company (each representing four ordinary shares of the Company with a nominal value of 25 pence each) ("ADSs") of which it was notified on 9 December 2025 as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	The trustee of the Barclays Group Employees' Benefit Trust delivered ADSs to the individual described above. The ADSs delivered are in respect of Global Share Purchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$23.26 per ADS	11
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-08
f)	Place of the transaction	Outside a trading venue

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

10 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	09 December 2025
Number of ordinary shares purchased:	2,729,311
Highest price paid per share:	441.2500p
Lowest price paid per share:	437.8000p
Volume weighted average price paid per share:	439.6715p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,891,023,801 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,891,023,801) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9128K_1-2025-12-9.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 22,553,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 434.5265p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

11 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	10 December 2025
Number of ordinary shares purchased:	2,723,521
Highest price paid per share:	442.5500p
Lowest price paid per share:	436.0500p
Volume weighted average price paid per share:	440.6060p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,888,480,208 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,888,480,208) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0931L_1-2025-12-10.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 25,276,806 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 435.1816p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

12 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	11 December 2025
Number of ordinary shares purchased:	2,490,234
Highest price paid per share:	448.8000p
Lowest price paid per share:	441.4500p
Volume weighted average price paid per share:	445.7897p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,886,116,995 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,886,116,995) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2846L_1-2025-12-11.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 27,767,040 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 436.1329p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

15 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	12 December 2025
Number of ordinary shares purchased:	3,779,289
Highest price paid per share:	454.4500p
Lowest price paid per share:	444.9000p
Volume weighted average price paid per share:	449.8201p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,882,609,283 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,882,609,283) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4650L_1-2025-12-12.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 31,546,329 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 437.7727p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

16 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	15 December 2025
Number of ordinary shares purchased:	2,644,676
Highest price paid per share:	456.9000p
Lowest price paid per share:	448.7000p
Volume weighted average price paid per share:	453.6861p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,880,135,889 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,880,135,889) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6582L_1-2025-12-15.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 34,191,005 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 439.0036p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

16 December 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wally Adeyemo
2	Reason for the notification
a)	Position/status	Group Head of Strategy and Transformation
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 9 December 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	19,689
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	6,910
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	27,679
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	13,009
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	75,426
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	35,450
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Marie Darling
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 3 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	35,822
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	16,438
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 4 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	71,274
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	33,498
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 3 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	16,607
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	7,805
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	Chief Executive of the UK Corporate Bank and Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	19,131
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	8,991
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	80,270
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	37,726
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Chief Executive of Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 1 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	27,679
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	13,009
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	6,866
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	3,240
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	43,027
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	20,222
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	38,751
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	18,212
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	19,375
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	9,106
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	12,455
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	5,853
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 2 September 2025. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2025. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	61,675
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	31,485
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after 12 months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	8,178
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	3,843
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Marie Darling
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Joiner Share Value Plan ("JSVP").

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£4.516 per Share	246,080
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the JSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£4.516 per Share	112,926
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Vesting of shares to cover tax liability under Federal Insurance Contributions Act (FICA), including social security, Medicare and associated taxes due in relation to share awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.469 per Share	3,491
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Vesting of shares to cover tax liability under Federal Insurance Contributions Act (FICA), including social security, Medicare and associated taxes due in relation to share awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.469 per Share	33,470
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.478 per Share	23,392
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

17 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	16 December 2025
Number of ordinary shares purchased:	2,209,728
Highest price paid per share:	457.4000p
Lowest price paid per share:	449.1000p
Volume weighted average price paid per share:	452.5444p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,878,225,412 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,878,225,412) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8328L_1-2025-12-16.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 36,400,733 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 439.8256p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

17 December 2025

Barclays PLC

Blocklisting

Barclays PLC (the 'Company') announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the block listing of 20,000,000 ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to be admitted to the Official List and to trade on the London Stock Exchange.

The Shares will be issued and allotted under the Barclays Group Share Value Plan.

When issued, the Shares will rank equally with the existing issued Shares of the Company.

Admission is expected to be effective on 18 December 2025.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 20

18 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	17 December 2025
Number of ordinary shares purchased:	2,601,611
Highest price paid per share:	464.1000p
Lowest price paid per share:	456.5500p
Volume weighted average price paid per share:	461.2528p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,875,829,495 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,875,829,495) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0244M_1-2025-12-17.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 39,002,344 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 441.2549p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

19 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	18 December 2025
Number of ordinary shares purchased:	2,600,737
Highest price paid per share:	464.4500p
Lowest price paid per share:	457.2500p
Volume weighted average price paid per share:	461.4076p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,873,427,326 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,873,427,326) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1987M_1-2025-12-18.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 41,603,081 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 442.5147p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

22 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	19 December 2025
Number of ordinary shares purchased:	2,139,570
Highest price paid per share:	470.1000p
Lowest price paid per share:	465.2500p
Volume weighted average price paid per share:	467.3836p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,871,583,355 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,871,583,355) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3678M_1-2025-12-19.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 43,742,651 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 443.7311p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

23 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	22 December 2025
Number of ordinary shares purchased:	1,604,828
Highest price paid per share:	469.5500p
Lowest price paid per share:	465.9000p
Volume weighted average price paid per share:	467.3397p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,870,070,480 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,870,070,480) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5580M_1-2025-12-22.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 45,347,479 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 444.5666p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

24 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	23 December 2025
Number of ordinary shares purchased:	1,919,782
Highest price paid per share:	473.0500p
Lowest price paid per share:	465.8500p
Volume weighted average price paid per share:	468.8032p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,868,285,913 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,868,285,913) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7286M_1-2025-12-23.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 47,267,261 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 445.5510p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

30 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	29 December 2025
Number of ordinary shares purchased:	1,910,968
Highest price paid per share:	472.7000p
Lowest price paid per share:	469.0500p
Volume weighted average price paid per share:	470.9657p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,866,507,141 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,866,507,141) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0452N_1-2025-12-29.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 49,178,229 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 446.5385p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 26

31 December 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	30 December 2025
Number of ordinary shares purchased:	1,893,273
Highest price paid per share:	477.3000p
Lowest price paid per share:	471.0500p
Volume weighted average price paid per share:	475.3675p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,864,674,344 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,864,674,344) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2018N_1-2025-12-30.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 51,071,502 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 447.6072p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755